Exhibit (a)(9)

[VIVENDI LOGO]                                                    PRESS
                                                                 RELEASE


                                                                  April 23, 1999

                         VIVENDI COMPLETES TENDER OFFER
                      FOR UNITED STATES FILTER CORPORATION

Vivendi announced today it successful completion of the tender offer to acquire the common stock of United States Filter Corporation (NYSE: USF) at $31.50 Net per share in cash.

Approximately 174.7 million shares of United States Filter Corporation common stock have been tendered prior to the expiration of Vivendi's tender offer at 12:00 midnight yesterday, according to a preliminary count by ChaseMellon Shareholder Services, L.L.C., the depositary for the tender offer. This represents about 95.7 percent of United States Filter Corporation Shares currently outstanding.

Vivendi has purchased the shares which were tendered and expects shortly to acquire the remaining United States Filter Corporation shares that Vivendi does not already own through a merger in which such shares will be converted into rights to receive $31.50 Net per share in cash. The transaction is valued at approximately $6.2 billion (Euro 5.7 billion).

USFilter has 28,000 employees in some 2,000 manufacturing, distribution and sales offices in 94 countries. Generale des Eaux has 40,000 employees in 90 countries.

Vivendi, Generale des Eaux's parent company, is a major player in Europe's communications and utilities industries. Vivendi has 235,000 employees, annual sales of about $35 billion and market capitalization of over $41 billion (Euro
38.0  billion).  In 1998,  Generale des Eaux had net sales of $7.3 billion (Euro
6.7 billion), of which $1.6 billion (Euro 1.5 billion) stemmed from sales outside France.